SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2006

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

1.	Press release issued on January 18, 2006, announcing new estimates for 2005 results.

GRUPO IMSA ANNOUNCES NEW ESTIMATES FOR 2005 RESULTS

Monterrey, N.L., México – January 18, 2006 – Grupo Imsa, S.A. de C.V. (BMV: IMSA), announced today that the Company’s estimated EBITDA (operating income plus depreciation and amortization) for the fourth quarter of 2005 may be US$ 140 million. This amount will represent a growth of approximately 37% in the EBITDA with respect to the third quarter of 2005 and approximately 30% compared to the fourth quarter of 2004.

The strength of the markets in which Grupo IMSA participates translated into a higher demand of the manufactured products by the main businesses of Grupo Imsa, as well as an increase in its margins.

As a result of this review, the estimated EBITDA for 2005 which was in the range of US$ 350 - US$ 360 million is now US$ 375 – US$ 385 million.

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies. With manufacturing and distribution facilities in Mexico, the United States, Spain, and throughout Central and South America, Grupo Imsa exports to all continents. In 2004 the Company’s sales reached 3.3 billion dollars, of which close to 50% was generated outside Mexico. Grupo Imsa shares are quoted on the Mexican Stock Market (IMSA).

Contact:

Oscar Villalobos, (52-81)8153-8369

oscar.villalobos@grupoimsa.com

This document contains forward-looking statements relating to Grupo Imsa’s future performance which should be taken as estimates made in good faith on the basis of the information available at the time that this document was prepared and reflecting Company management’s current expectations and beliefs. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company and its subsidiaries participate. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: January 19, 2006	By:	/s/ MARCELO CANALES CLARIOND
	Name: Title:	Marcelo Canales Clariond Chief Financial Officer